Exhibit 99.1

Highlights in the third quarter of 2016

Main Highlights

•                  Consolidated EBITDA margin of 13.8% in 3Q16, reflecting the Company’s geographic diversification.

•                  Selling, general and administrative expenses decreased 11.5% in the first nine months of 2016 from the same period of 2015, reflecting the efforts made by the Company’s management.

•                  Positive free cash flow of R$1.0 billion in 9M16.

Key Information	3rd Quarter 2016		3rd Quarter 2015		Variation 3Q16/3Q15	2nd Quarter 2016		Variation 3Q16/2Q16	9 Months 2016		9 Months 2015		Variation 9M16/9M15

Steel
Production of Crude Steel (1,000 tonnes)	3,894		4,201		-7.3%	4,304		-9.5%	12,351		12,972		-4.8%
Shipments (1,000 tonnes)	3,668		4,669		-21.4%	4,240		-13.5%	11,759		13,083		-10.1%
Net Sales (R$ million)	8,699		11,925		-27.1%	10,249		-15.1%	29,032		33,132		-12.4%
Cost of Goods Sold (R$ million)	(7,652)		(10,714)		-28.6%	(9,165)		-16.5%	(26,090)		(29,628)		-11.9%
SG&A (R$ million)	(483)		(631)		-23.5%	(578)		-16.4%	(1,705)		(1,927)		-11.5%
Adjusted EBITDA(1) (R$ million)	1,200		1,291		-7.0%	1,201		-0.1%	3,332		3,591		-7.2%
Adjusted Net Income(2) (R$ million)	95		193		-50.8%	184		-48.4%	293		725		-59.6%
Free Cash Flow (R$ million)	230		1,646		-86.0%	807		-71.5%	1,048		1,797		-41.7%
Gross margin	12.0%		10.2%			10.6%			10.1%		10.6%
EBITDA Margin	13.8%		10.8%			11.7%			11.5%		10.8%
Shareholders’ equity (R$ million)	27,841		36,012			27,761			27,841		36,012
Total Assets (R$ million)	58,713		76,489			58,234			58,713		76,489
Gross debt / Total capitalization(3)	43%		43%			42.3%			43%		43.0%
Net debt(4) (R$) / EBITDA(5)(R$)	3,6	x	3,8	x		3,6	x		3,6	x	3,8	x
Net debt(4) (US$) / EBITDA(5)(US$)	4,0	x	2,7	x		4,1	x		4,0	x	2,7	x

(1) - Adjusted EBITDA = non-accounting mesurement prepared by the Company.

(2) - In the 2Q16 and 1H16, the net income was adjusted by the extraordinary events

(3) - Total capitalization = shareholders’ equity + gross debt - interest on debt

(4) - Net debt = gross debt - interest on debt - cash, cash equivalents and short-term investments

(5) -  Adjusted EBITDA in the last 12 months.

World Steel Market

•      On October 11, worldsteel published its latest Short Range Outlook containing forecasts for global apparent steel consumption. For 2016, the forecast calls for global steel demand to grow by 0.2%. Excluding China, the forecast calls for demand to grow by 1.1%. China’s economic model, which before was heavily focused on infrastructure and construction, now seeks to stimulate the country’s growth through consumption, which should lead steel demand to contract by 1.0%. In developing economies excluding China, lower commodity prices and political instability in certain countries have been affecting economic growth and, consequently, steel consumption in 2016 should grow by around 2.0%. Meanwhile, in developed countries, the expectation is for steel consumption to grow by 0.2% in 2016.

•      For 2017, the association forecasts growth of 0.5% in global steel consumption, driven by developing economies, which, excluding China, should grow by 4.0%, and by recovery of 1.1% in steel consumption by developed economies. The slowdown in China’s economic growth should pressure steel demand to contract by 2.0%.

Consolidated Information

Gerdau’s performance in the third quarter of 2016

The Consolidated Financial Statements of Gerdau S.A. are presented in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and the accounting practices adopted in Brazil, which are fully aligned with the international accounting standards issued by the Accounting Pronouncement Committee (CPC).

The information in this report does not include data for jointly controlled entities and associate companies, except where stated otherwise.

Consolidated Results

Production and shipments

Consolidated (1,000 tonnes)	3rd Quarter 2016	3rd Quarter 2015	Variation 3Q16/3Q15	2nd Quarter 2016	Variation 3Q16/2Q16	9 months 2016	9 months 2015	Variation 9M16/9M15

Production of crude steel	3,894	4,201	-7.3%	4,304	-9.5%	12,351	12,972	-4.8%
Shipments of steel	3,668	4,669	-21.4%	4,240	-13.5%	11,759	13,083	-10.1%

•      Consolidated crude steel production decreased in 3Q16 compared to 3Q15 and 2Q16, mainly due to the optimization of inventories in the North America BD and to the divestment of the special steel units in Spain.

•      Consolidated shipments declined in 3Q16 compared to 3Q15 and 2Q16 due to lower shipments at all business divisions and to the divestment of the units in Spain.

Net sales, cost and gross margin

Consolidated (R$ million)	3rd Quarter 2016	3rd Quarter 2015	Variation 3Q16/3Q15	2nd Quarter 2016	Variation 3Q16/2Q16	9 Months 2016	9 Months 2015	Variation 9M16/9M15

Net Sales	8,699	11,925	-27.1%	10,249	-15.1%	29,032	33,132	-12.4%
Cost of Goods Sold	(7,652)	(10,714)	-28.6%	(9,165)	-16.5%	(26,090)	(29,628)	-11.9%
Gross profit	1,047	1,211	-13.5%	1,084	-3.4%	2,942	3,504	-16.0%
Gross margin (%)	12.0%	10.2%		10.6%		10.1%	10.6%

•      Consolidated net sales decreased in 3Q16 compared to 3Q15 and 2Q16, due to lower shipments at all business divisions and to the reduction in net sales per tonne sold, except at the Brazil BD.

•      On a consolidated basis, gross profit decreased in 3Q16 compared to 3Q15 and 2Q16, due to the weaker performances of the North America and South America BDs, which were partially offset by the better performance of the Brazil BD. The expansion in gross margin in 3Q16 compared to 3Q15 and 2Q16 is explained by the better performances of the Brazil and Special Steel BDs, which neutralized the weaker performance of the North America BD.

Operating expenses

Consolidated (R$ million)	3rd Quarter 2016	3rd Quarter 2015	Variation 3Q16/3Q15	2nd Quarter 2016	Variation 3Q16/2Q16	9 Months 2016	9 Months 2015	Variation 9M16/9M15

SG&A	(483)	(631)	-23.5%	(578)	-16.4%	(1,705)	(1,927)	-11.5%
Selling expenses	(139)	(196)	-29.1%	(176)	-21.0%	(529)	(560)	-5.5%
General and administrative expenses	(344)	(435)	-20.9%	(402)	-14.4%	(1,176)	(1,367)	-14.0%
Other operating income (expenses)	33	8	312.5%	28	17.9%	101	41	146.3%
Result in operations with jointly controlled entities	—	—	—	(105)	—	(105)	—	—
Impairment of assets	—	(1,867)	—	—	—	—	(1,867)	—
Equity in earnings of unconsolidated companies	(2)	6	—	—	—	(10)	19	—

•      The reduction in selling, general and administrative expenses in 3Q16 compared to 3Q15 and 2Q16 demonstrates the Company’s efforts made throughout 2016 to rationalize these expenses in all business divisions, as well as the positive effects from exchange variation in the comparison periods. In the first nine months of 2016 compared to the same period of 2015, these expenses decreased R$222 million.

EBITDA

Breakdown of Consolidated EBITDA (R$ million)	3rd Quarter 2016	3rd Quarter 2015	Variation 3Q16/3Q15	2nd Quarter 2016	Variation 3Q16/2Q16	9 Months 2016	9 Months 2015	Variation 9M16/9M15

Net income	95	(1,958)	—	79	20.3%	188	(1,426)	—
Net financial result	497	1,381	-64.0%	23	2060.9%	481	2,486	-80.7%
Provision for income and social contribution taxes	1	(697)	—	327	-99.7%	554	(1,291)	—
Depreciation and amortization	567	672	-15.6%	617	-8.1%	1,865	1,902	-1.9%
EBITDA - Instruction CVM (1)	1,160	(602)	—	1,046	10.9%	3,088	1,671	84.8%
Impairment of assets	—	1,867	—	—	—	—	1,867	—
Result in operations with jointly controlled entities	—	—	—	105	—	105	—	—
Equity in earnings of unconsolidated companies	2	(6)	—	—	—	10	(19)	—
Proportional EBITDA of associated companies and jointly controlled entities	38	32	18.8%	50	-24.0%	129	72	79.2%
Adjusted EBITDA(2)	1,200	1,291	-7.0%	1,201	-0.1%	3,332	3,591	-7.2%
Adjusted EBITDA Margin	13.8%	10.8%		11.7%		11.5%	10.8%

(1) - Non-accounting measurement calculated pursuant to Instruction 527 of the CVM.

(2) - Non-accounting mesurement prepared by the Company.

Note: EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is not a method used in accounting practices, does not represent cash flow for the periods in question and should not be considered an alternative to cash flow as an indicator of liquidity.
The Company presents adjusted EBITDA to provide additional information regarding cash flow generation in the period.

Conciliation of Consolidated EBITDA (R$ million)	3rd Quarter 2016	3rd Quarter 2015	2nd Quarter 2016	9 Months 2016	9 Months 2015

EBITDA - Instruction CVM (1)	1,160	(602)	1,046	3,088	1,671
Depreciation and amortization	(567)	(672)	(617)	(1,865)	(1,902)
OPERATING INCOME BEFORE FINANCIAL RESULT AND TAXES(2)	593	(1,274)	429	1,223	(231)

(1) - Non-accounting measure calculated pursuant to Instruction 527 of the CVM.

(2) - Accounting measurement disclosed in consolidated Statements of Income.

Consolidated EBITDA (R$ million) and EBITDA Margin (%)

•                  Adjusted EBITDA decreased in 3Q16 compared to 3Q15, which is explained by the weaker performance of the North America BD, which was partially neutralized by the better performances of other BDs, in particular the Brazil BD. Compared to 2Q16, adjusted EBITDA remained stable, reflecting the better performance of the Brazil BD, which neutralized the weaker performance of the other BDs. Note that the efforts made to reduce selling, general and administrative expenses were crucial to preventing EBITDA from declining in line with gross profit in both comparison periods.

•                  The improvement in Adjusted EBITDA margin in 3Q16 compared to 3Q15 to 2Q16 is mainly explained by the higher profitability and higher contribution by the Brazil BD to consolidated EBITDA and by the better performance of the Special Steel BD.

Financial result and net income

Consolidated (R$ million)	3rd Quarter 2016	3rd Quarter 2015	Variation 3Q16/3Q15	2nd Quarter 2016	Variation 3Q16/2Q16	9 Months 2016	9 Months 2015	Variation 9M16/9M15
Income before financial income (expenses) and taxes(1)	593	(1,274)	—	429	38.2%	1,223	(231)	—
Financial Result	(497)	(1,381)	-64.0%	(23)	2060.9%	(481)	(2,486)	-80.7%
Financial income	60	102	-41.2%	45	33.3%	181	306	-40.8%
Financial expenses	(492)	(495)	-0.6%	(484)	1.7%	(1,501)	(1,261)	19.0%
Exchange variation, net	(58)	(1,044)	-94.4%	433	—	884	(1,601)	—
Exchange variation on net investment hedge	(37)	(909)	-95.9%	364	—	688	(1,373)	—
Exchange variation - other lines	(21)	(135)	-84.4%	69	—	196	(228)	—
Gains (losses) on financial instruments, net	(7)	56	—	(17)	-58.8%	(45)	70	—
Income before taxes(1)	96	(2,655)	—	406	-76.4%	742	(2,717)	—
Income and social contribution taxes	(1)	697	—	(327)	-99.7%	(554)	1,291	—
On net investment hedge	37	909	-95.9%	(364)	—	(688)	1,373	—
Write off of deferred tax assets	—	(284)	0.0%	—	—	—	(284)	—
Other lines	(38)	72	—	37	—	134	202	-33.7%
Consolidated Net Income(1)	95	(1,958)	—	79	20.3%	188	(1,426)	—
Extraordinary events	—	2,151	—	105	—	105	2,151	(1)
Result in operations with jointly controlled entities	—	—	—	105	—	105	—	—
Impairment of assets	—	1,867	—	—	—	—	1,867	—
Reversal of the write off of fiscal assets deferred	—	284	—	—	—	—	284	—
Consolidated Adjusted Net Income(2)	95	193	-50.8%	184	-48.4%	293	725	-59.6%

(1) - Accounting measurement disclosed in the income statement of the Company.

(2) - Non accounting measurement made by the Company to demonstrate the net income adjusted by the extraordinary events that impacted the result, but without cash effect.

•      In 3Q16 compared to 3Q15 and 2Q16, the variation in the financial result was basically due to the effects from exchange variation on liabilities contracted in U.S. dollar (depreciation in the end-of-period price of the Brazilian real against the U.S. dollar of 1.1% in 3Q16, depreciation of 28.0% in 3Q15 and appreciation of 9.8% in 2Q16).

•      Note that, in accordance with IFRS, the Company designated the bulk of its debt in foreign currency contracted by companies in Brazil as hedge for a portion of the investments in subsidiaries located abroad. As a result, only the effect from exchange variation on the portion of debt not linked to investment hedge is recognized in the financial result, with this effect neutralized by the line “Income and Social Contribution taxes on net investment hedge.”

•      The reduction in consolidated net income in 3Q16 compared to adjusted consolidated net income in 3Q15 is explained by the lower EBITDA in the period. Compared to adjusted consolidated net income in 2Q16, the reduction in consolidated net income in 3Q16 was mainly due to the higher impact from the negative financial result, which was partially neutralized by the higher operating result.

Dividends

•      Gerdau S.A., based on its results for 3Q16, approved the distribution of dividends in the amount of R$ 34.2 million (R$ 0.02 per share) as prepayment of the minimum mandatory dividend stipulated in the Bylaws.

Payment date: December 1, 2016

Record date: close of trading on November 21, 2016

Ex-dividend date: November 22, 2016

•      In the first nine months of 2016, Gerdau S.A. allocated R$ 85.7 million (R$ 0.05 per share) to the distribution of dividends.

Investments

•      In 3Q16, CAPEX amounted to R$ 285.9 million. Of the amount invested in the quarter, 49.8% was allocated to the Brazil BD, 23.7% to the South America BD, 19.8% to the North America BD and 6.7% to the Special Steel BD. In the first nine months of 2016, CAPEX amounted to R$ 1.1 billion.

•      Based on the investments scheduled for 2016, Gerdau plans to invest R$ 1.5 billion, which is 35% below the amount in 2015.

•      The CAPEX projected for 2017 is R$ 1.4 billion, which will be concentrated in improving productivity and maintenance.

Working Capital and Cash Conversion Cycle

•     In September 2016, the cash conversion cycle (working capital divided by daily net sales in the quarter) increased in relation to June 2016, reflecting the 15.1% decrease in net sales and the 4.9% increase in working capital. The increase in working capital was due to the build in inventories resulting from the sharp drop in shipments at the end of the third quarter, mainly at the Brazil BD.

Financial liabilities

Debt composition (R$ million)	09.30.2016	06.30.2016	12.31.2015
Short Term	2,196	1,959	2,387
Long Term	18,902	18,715	24,074
Gross Debt	21,098	20,674	26,461
Cash, cash equivalents and short-term investments	5,261	4,877	6,919
Net Debt	15,837	15,797	19,542

•      On September 30, 2016, gross debt was 10.4% short term and 89.6% long term. Gross debt was denominated 16.8% in Brazilian real, 78.8% in U.S. dollar and 4.4% in other currencies. The R$ 424 million increase in gross debt between June 2016 and September 2016 is explained by the contracting of working capital loans and by the effects from exchange variation in the period (depreciation in the end-of-period price of the Brazilian real against the U.S. dollar of 1.1% in 3Q16).

•      On September 30, 2016, 72.6% of cash was held by Gerdau companies abroad and denominated mainly in U.S. dollar.

•      Net debt remained relatively stable on September 30, 2016 compared to June 30, 2016, since the increase in gross debt was practically neutralized by the increase in cash and cash equivalents and financial investments.

•      On September 30, 2016, the nominal weighted average cost of gross debt was 7.4%, or 11.1% for the portion denominated in Brazilian real, 6.0% plus exchange variation for the portion denominated in U.S. dollar contracted by companies in Brazil, and 7.4% for the portion contracted by subsidiaries abroad. On September 30, 2016, the average gross debt term was 5.5 years, with more than 75% maturing only as of 2018. Note that, with regard to the R$ 2.7 billion in maturities scheduled for 2017 (mainly the 2017 Bond), the Company’s cash and credit facilities are more than sufficient to meet these commitments, most of which mature only in October of that year. Furthermore, the Company has the option of refinancing this debt.

•      On September 30, 2016, the payment schedule for long-term gross debt was as follows:

Long Term	R$ million
2017 (1)	2,701
2018	1,741
2019	907
2020	3,304
2021	3,532
2022	214
2023	2,016
2024	2,605
2025 and after	1,882
Total (2)	18,902

(1) Bond october/2017 maturity = R$ 2,645 million
(2) Total in bonds = R$ 14,091 million

•      The Company’s main debt indicators are shown below:

Indicators	09.30.2016		06.30.2016		12.31.2015
Gross debt / Total capitalization (1)	43%		42%		45%
Net debt(2) (R$) / EBITDA (3) (R$)	3.6	x	3.6	x	4.2	x
Net debt(2) (US$) / EBITDA (3) (US$)	4.0	x	4.1	x	3.6	x

(1) - Total capitalization = shareholders’ equity + gross debt- interest on debt
(2) - Net debt = gross debt - interest on debt - cash, cash equivalents and short-term investments
(3) - Adjusted EBITDAin the last 12 months.

Indebtedness

(R$ billion)

Free Cash Flow (FCF)

•      In 3Q16, EBITDA was more than sufficient to honor the commitments related to CAPEX, income tax, interest on debt and working capital consumption, resulting in the generation of positive free cash flow of R$ 230 million. In the first nine months of 2016, free cash flow amounted to R$ 1.0 billion.

Free Cash Flow 3Q16

(R$ million)

Free Cash Flow 9M16

(R$ million)

Highlights

•      In July, the heavy-plate rolling mill at the Ouro Branco (MG) Unit started operation with the capacity to produce 1.1 million tonnes per year. This is Brazil’s most modern flat steel rolling mill and boasts the world’s most advanced technology. Gerdau will supply heavy plates to the construction, wind power, machinery and equipment, agricultural, highway, shipbuilding and oil and gas industries in the domestic and international markets.

•   In September, Gerdau formed an unprecedented partnership with GE Digital. The Company became a pioneer in the world steel industry by implementing an Online Monitoring and Diagnostic System, which uses advanced tools to analyze data with a view to anticipating potential faults in equipment and conducting preventive maintenance. Some 30,000 sensors are being installed on 1,000 pieces of equipment at 11 mills in Brazil to enable real-time monitoring of equipment performance. The monitoring center installed at the Ouro Branco Mill in Minas Gerais will initially monitor the performance of mills in the Brazil Division, but the Company plans to expand the system to its special steel mills and mining units in the country.

•   On September 30, GGBR4 was quoted at R$ 8.86, a gain of 90.5% in the nine-month period of 2016, while GGB was quoted at US$ 2.72, a gain of 126.7% in the nine-month period of 2016. Updating these values up to November 8, the gains of GGBR4 and GGB were, approximately 140% and 190%, respectively. The market capitalization of Gerdau S.A. ended September at R$ 15.2 billion.

•   In October, the 50th Annual Conference of the Worldsteel Association in Dubai recognized Gerdau for Excellence in Health and Safety, with the award based on success cases implemented in the steel industry. The company commemorated the awarding of its seventh trophy with the project “Hydraulic Arm in the Rolling-Mill Roll Workshop,” which has delivered strong results since its implementation at the Ouro Branco Mill in Minas Gerais.

Business Divisions (BD)

The information in this report is divided into four Business Divisions (BD), in accordance with Gerdau’s corporate governance, as follows:

•      Brazil BD (Brazil Business Division) — includes the steel operations in Brazil (except special steel), the metallurgical and coking coal operation in Colombia and the iron ore operation in Brazil;

•      North America BD (North America Business Division) — includes all North American operations (Canada, United States and Mexico), except special steel;

•      South America BD (South America Business Division) — includes all operations in South America (Argentina, Chile, Colombia, Peru, Uruguay and Venezuela), except the operations in Brazil, the metallurgical and coking coal operation in Colombia and the iron ore operation in Brazil;

•      Special Steel BD (Special Steel Business Division) — includes the special steel operations in Brazil, United States and India. Spain was a part of this operation until May 2016.

Net sales

EBITDA and EBITDA Margin

Brazil BD

Production and shipments

Brazil BD (1,000 tonnes)	3rd Quarter 2016	3rd Quarter 2015	Variation 3Q16/3Q15	2nd Quarter 2016	Variation 3Q16/2Q16	9 Months 2016	9 Months 2015	Variation 9M16/9M15
Production of crude steel	1,663	1,578	5.4%	1,655	0.5%	4,861	4,766	2.0%
Shipments of steel	1,482	1,938	-23.5%	1,629	-9.0%	4,533	5,063	-10.5%
Domestic Market	928	1,127	-17.7%	1,007	-7.8%	2,831	3,469	-18.4%
Exports	554	811	-31.7%	622	-10.9%	1,702	1,594	6.8%

•      Crude steel production increased in 3Q16 compared to 3Q15 and 2Q16, which is explained by the build in inventories ahead of the scheduled maintenance stoppages, which typically are carried out in the fourth quarter.

•      Shipments in the domestic market decreased in 3Q16 compared to 3Q15 and 2Q16, reflecting the slowdown in the construction and manufacturing industries due to economic uncertainties. Exports decreased in 3Q16 compared to 3Q15, reflecting the record for shipments set in 3Q15. Compared to 2Q16, exports declined due to the lower prices in the international market, which affected shipments as of September 2016, combined with the less favorable average exchange rate in 3Q16.

•      In 3Q16, 1,524,000 tonnes of iron ore were shipped to the Ouro Branco Mill in Minas Gerais and 1,198,000 tonnes were sold to third parties.

Operating result

Brazil BD (R$ million)	3rd Quarter 2016	3rd Quarter 2015	Variation 3Q16/3Q15	2nd Quarter 2016	Variation 3Q16/2Q16	9 Months 2016	9 Months 2015	Variation 9M16/9M15
Net Sales (1)	2,971	3,723	-20.2%	3,047	-2.5%	8,712	10,299	-15.4%
Domestic Market	2,214	2,563	-13.6%	2,270	-2.5%	6,495	7,919	-18.0%
Exports	757	1,160	-34.7%	777	-2.6%	2,217	2,380	-6.8%
Cost of Goods Sold	(2,453)	(3,283)	-25.3%	(2,703)	-9.2%	(7,628)	(8,897)	-14.3%
Gross profit	518	440	17.7%	344	50.6%	1,084	1,402	-22.7%
Gross margin (%)	17.4%	11.8%		11.3%		12.4%	13.6%
EBITDA	585	470	24.5%	402	45.5%	1,235	1,470	-16.0%
EBITDA margin (%)	19.7%	12.6%		13.2%		14.2%	14.3%

(1) - Includes iron ore, coking coal and coke net sales.

•      The decrease in net sales in 3Q16 compared to 3Q15 was mainly due to the lower shipments in both the domestic and export markets. Specifically in the domestic market, the reduction in net sales in 3Q16 was due to lower shipments, which were partially neutralized by the increase in net sales per tonne sold. In the export market, the decrease in net sales is explained mainly by lower shipments, combined with the less favorable exchange rate in 3Q16. Compared to 2Q16, the reduction in net sales was due to lower shipments, which were partially neutralized by the increase in net sales per tonne sold in both the domestic and export markets.

•      Cost of goods sold decreased in 3Q16 compared to 3Q15 and 2Q16, accompanying the decline in shipments in the period. Gross margin improved in 3Q16 in relation to 3Q15, due to the better market mix. Compared to 2Q16, the improvement in gross margin in 3Q16 was mainly due to the higher net sales per tonne sold in the domestic and export markets.

•      EBITDA and EBITDA margin in 3Q16 posted performances in line with gross profit and gross margin in the comparisons with 3Q15 and 2Q16, and benefitted from the reduction in selling, general and administrative expenses.

EBITDA (R$ million) and EBITDA Margin (%)

North America BD

Production and shipments

North America BD (1,000 tonnes)	3rd Quarter 2016	3rd Quarter 2015	Variation 3Q16/3Q15	2nd Quarter 2016	Variation 3Q16/2Q16	9 Months 2016	9 Months 2015	Variation 9M16/9M15
Production of crude steel	1,468	1,675	-12.4%	1,690	-13.1%	4,713	5,018	-6.1%
Shipments of steel	1,372	1,664	-17.5%	1,644	-16.5%	4,538	4,799	-5.4%

•      Crude steel production decreased in 3Q16 compared to 3Q15 and 2Q16, accompanying the lower shipments in the period.

•      Shipments contracted in 3Q16 compared to 3Q15 and 2Q16, which is explained by the stronger competition from goods imported into the region and the slowdown in industrial production, as well as by the caution adopted given the uncertain political scenario.

Operating result

North America BD (R$ million)	3rd Quarter 2016	3rd Quarter 2015	Variation 3Q16/3Q15	2nd Quarter 2016	Variation 3Q16/2Q16	9 Months 2016	9 Months 2015	Variation 9M16/9M15
Net Sales	3,470	4,833	-28.2%	4,291	-19.1%	12,058	13,001	-7.3%
Cost of Goods Sold	(3,264)	(4,360)	-25.1%	(3,942)	-17.2%	(11,201)	(11,852)	-5.5%
Gross profit	206	473	-56.4%	349	-41.0%	857	1,149	-25.4%
Gross margin (%)	5.9%	9.8%		8.1%		7.1%	8.8%
EBITDA	274	519	-47.2%	408	-32.8%	1,037	1,223	-15.2%
EBITDA margin (%)	7.9%	10.7%		9.5%		8.6%	9.4%

•      Net sales decreased in 3Q16 compared to 3Q15, which is mainly explained by the lower shipments, as well by the lower net sales per tonne sold in U.S. dollar and the effects from exchange variation in the comparison period (appreciation in the average price of the Brazilian real against the U.S. dollar of 8.3% in 3Q16 compared to 3Q15). Compared to 2Q16, net sales decreased, mainly due to the lower shipments, and also due to the effects from exchange variation in the comparison period (appreciation in the average price of the Brazilian real against the U.S. dollar of 7.5% in 3Q16 compared to 2Q16).

•      Cost of goods sold decreased in 3Q16 compared to 3Q15, due to the lower shipments and effects from exchange variation. Compared to 2Q16, the decrease in cost of goods sold is mainly explained by the lower shipments. The decrease in gross margin in 3Q16 compared to 3Q15 and 2Q16 was mainly due to the lower dilution of fixed costs because of the lower shipments.

•      EBITDA and EBITDA margin in 3Q16 decreased in line with gross profit and gross margin in the comparisons with 3Q15 and 2Q16, with the declines partially neutralized by the reduction in selling, general and administrative expenses.

EBITDA (R$ million) and EBITDA Margin (%)

South America BD

Production and shipments

South America BD (1,000 tonnes)	3rd Quarter 2016	3rd Quarter 2015	Variation 3Q16/3Q15	2nd Quarter 2016	Variation 3Q16/2Q16	9 Months 2016	9 Months 2015	Variation 9M16/9M15
Production of crude steel	301	297	1.3%	297	1.3%	917	910	0.8%
Shipments of steel	516	583	-11.5%	532	-3.0%	1,554	1,672	-7.1%

•      Shipments decreased in 3Q16 compared to 3Q15, reflecting the weaker economic performances of certain countries where Gerdau operates. Compared to 2Q16, shipments decreased slightly in practically all regions.

Operating result

South America BD (R$ million)	3rd Quarter 2016	3rd Quarter 2015	Variation 3Q16/3Q15	2nd Quarter 2016	Variation 3Q16/2Q16	9 Months 2016	9 Months 2015	Variation 9M16/9M15
Net Sales	1,120	1,434	-21.9%	1,210	-7.4%	3,566	3,996	-10.8%
Cost of Goods Sold	(981)	(1,269)	-22.7%	(1,025)	-4.3%	(3,038)	(3,548)	-14.4%
Gross profit	139	165	-15.8%	185	-24.9%	528	448	17.9%
Gross margin (%)	12.4%	11.5%		15.3%		14.8%	11.2%
EBITDA	157	130	20.8%	187	-16.0%	528	351	50.4%
EBITDA margin (%)	14.0%	9.1%		15.5%		14.8%	8.8%

•      Net sales decreased in 3Q16 compared to 3Q15 due to lower shipments and the decrease in net sales per tonne sold. Cost of goods sold declined due to the lower shipments and lower cost per tonne sold. Cost of goods sold decreased faster than net sales due to the efforts to optimize costs made in recent quarters. Consequently, gross margin improved in the comparison period.

•      Compared to 2Q16, the decrease in net sales and cost of goods sold is explained mainly by the lower shipments.  In addition, the lower prices in the international market led to a decrease in net sales per tonne sold and consequently a decline in gross margin in 3Q16, however maintaining good levels.

•      EBITDA and EBITDA margin increased in 3Q16 compared to 3Q15 due to the reduction in operating expenses. Compared to 2Q16, EBITDA and EBITDA margin accompanied the declines in gross profit and gross margin, but   also reflected, to a lesser degree, the reduction in operating expenses.

EBITDA (R$ million) and EBITDA Margin (%)

Special Steel BD

Production and shipments

Special Steel BD (1,000 tonnes)	3rd Quarter 2016	3rd Quarter 2015	Variation 3Q16/3Q15	2nd Quarter 2016	Variation 3Q16/2Q16	9 Months 2016	9 Months 2015	Variation 9M16/9M15

Production of crude steel	461	651	-29.2%	662	-30.4%	1,860	2,278	-18.3%
Shipments of steel	437	617	-29.2%	595	-26.6%	1,663	2,013	-17.4%

•      Crude steel production and shipments decreased in 3Q16 compared to 3Q15 and 2Q16, mainly due to the divestment of the units in Spain.

Operating result

Special Steel BD (R$ million)	3rd Quarter 2016	3rd Quarter 2015	Variation 3Q16/3Q15	2nd Quarter 2016	Variation 3Q16/2Q16	9 Months 2016	9 Months 2015	Variation 9M16/9M15
Net Sales	1,386	2,194	-36.8%	1,963	-29.4%	5,519	6,697	-17.6%
Cost of Goods Sold	(1,203)	(2,060)	-41.6%	(1,753)	-31.4%	(5,040)	(6,197)	-18.7%
Gross profit	183	134	36.6%	210	-12.9%	479	500	-4.2%
Gross margin (%)	13.2%	6.1%		10.7%		8.7%	7.5%
EBITDA	233	224	4.0%	267	-12.7%	674	699	-3.6%
EBITDA margin (%)	16.8%	10.2%		13.6%		12.2%	10.4%

•      Net sales decreased in 3Q16 compared to 3Q15 and 2Q16, mainly due to lower shipments and the decline in net sales per tonne sold.

•      Cost of goods sold decreased in 3Q16 compared to 3Q15 and 2Q16, mainly reflecting the lower shipments and reduction in cost per tonne sold. Gross margin increased in 3Q16 compared to 3Q15 and 2Q16, mainly due to the divestment of the units in Spain. Specifically in the comparison with 2Q16, gross margin also improved due to the higher profitability of the units in the United States.

•      EBITDA increased in 3Q16 compared to 3Q15, but to a lesser degree than the increase in gross profit due to the lower depreciation in cost of goods sold in the comparison period. However, EBITDA margin accompanied the increase in gross margin due to the reduction in selling, general and administrative expenses in the comparison period. Compared to 2Q16, EBITDA and EBITDA margin increased, accompanying the performance of gross profit and gross margin.

EBITDA (R$ million) and EBITDA Margin (%)

THE MANAGEMENT

This document contains forward-looking statements. These statements are based on estimates, information or methods that may be incorrect or inaccurate and that may not occur. These estimates are also subject to risks, uncertainties, and assumptions that include, among other factors: general economic, political, and commercial conditions in Brazil and in the markets where we operate, as well as existing and future government regulations. Potential investors are cautioned that these forward-looking statements do not constitute guarantees of future performance, given that they involve risks and uncertainties. Gerdau does not undertake and expressly waives any obligation to update any of these forward-looking statements, which are valid only on the date on which they were made.

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

	September 30, 2016	December 31, 2015
CURRENT ASSETS
Cash and cash equivalents	3,948,625	5,648,080
Short-term investments
Held for Trading	1,312,389	1,270,760
Trade accounts receivable - net	4,090,573	4,587,426
Inventories	6,911,010	8,781,113
Tax credits	568,253	673,155
Income and social contribution taxes recoverable	561,955	724,843
Unrealized gains on financial instruments	347	37,981
Other current assets	446,097	454,140
	17,839,249	22,177,498

NON-CURRENT ASSETS
Tax credits	65,523	77,990
Deferred income taxes	3,472,308	4,307,462
Unrealized gains on financial instruments	8,347	5,620
Related parties	57,779	54,402
Judicial deposits	1,828,081	1,703,367
Other non-current assets	599,167	490,583
Prepaid pension cost	61,768	140,388
Investments in associates and jointly-controlled entities	1,031,045	1,392,882
Goodwill	12,286,912	15,124,430
Other Intangibles	1,387,976	1,835,761
Property, plant and equipment, net	20,074,552	22,784,326
	40,873,458	47,917,211

TOTAL ASSETS	58,712,707	70,094,709

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of  Brazilian reais (R$)

	September 30, 2016	December 31, 2015
CURRENT LIABILITIES
Trade accounts payable	2,557,663	3,629,788
Short-term debt	2,195,618	2,387,237
Taxes payable	322,839	349,674
Income and social contribution taxes payable	78,227	140,449
Payroll and related liabilities	521,139	480,430
Employee benefits	493	18,535
Environmental liabilities	23,533	27,736
Unrealized losses on financial instruments	9,999	—
Other current liabilities	458,775	829,182
	6,168,286	7,863,031

NON-CURRENT LIABILITIES
Long-term debt	18,703,296	23,826,758
Debentures	199,261	246,862
Related parties	—	896
Deferred income taxes	726,322	914,475
Provision for tax, civil and labor liabilities	2,103,016	1,904,730
Environmental liabilities	63,426	136,070
Employee benefits	1,467,865	1,687,486
Obligations with FIDC	969,950	853,252
Other non-current liabilities	470,339	690,766
	24,703,475	30,261,295

EQUITY
Capital	19,249,181	19,249,181
Treasury stocks	(101,838)	(383,363)
Capital reserves	11,597	11,597
Retained earnings	6,862,570	6,908,059
Operations with non-controlling interests	(2,873,335)	(2,877,488)
Other reserves	4,434,139	8,777,815
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT	27,582,314	31,685,801

NON-CONTROLLING INTERESTS	258,632	284,582

EQUITY	27,840,946	31,970,383

TOTAL LIABILITIES AND EQUITY	58,712,707	70,094,709

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

In thousands of Brazilian reais (R$)

	For the three-month period ended		For the nine-month period ended
	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015

NET SALES	8,698,749	11,925,345	29,032,038	33,132,112

Cost of sales	(7,652,292)	(10,714,442)	(26,089,599)	(29,627,942)

GROSS PROFIT	1,046,457	1,210,903	2,942,439	3,504,170

Selling expenses	(139,149)	(195,595)	(529,090)	(559,992)
General and administrative expenses	(344,167)	(434,561)	(1,175,686)	(1,367,184)
Other operating income	95,618	26,479	197,675	126,858
Other operating expenses	(63,123)	(18,925)	(97,051)	(86,162)
Results in subsidiaries operation	—	—	(105,048)	—
Impairment of assets	—	(1,867,586)	—	(1,867,586)
Equity in earnings of unconsolidated companies	(2,269)	5,508	(9,959)	19,310

INCOME (LOSS) BEFORE FINANCIAL INCOME AND TAXES	593,367	(1,273,777)	1,223,280	(230,586)

Financial income	60,180	101,887	180,992	305,515
Financial expenses	(491,927)	(495,342)	(1,501,229)	(1,261,289)
Exchange variations, net	(58,228)	(1,044,407)	884,388	(1,601,269)
Gain and losses on financial instruments, net	(7,101)	56,525	(45,321)	70,259

INCOME (LOSS) BEFORE TAXES	96,291	(2,655,114)	742,110	(2,717,370)

Current	(41,053)	53,554	(121,507)	(236,234)
Deferred	39,915	643,256	(432,055)	1,527,135
Income and social contribution taxes	(1,138)	696,810	(553,562)	1,290,901

NET INCOME (LOSS)	95,153	(1,958,304)	188,548	(1,426,469)

(+) Results in subsidiaries operation	—	—	105,048	—
(+) Impairment of assets	—	1,867,586	—	1,867,586
(+) Reversal of deferred tax assets write-off	—	284,014	—	284,014

ADJUSTED NET INCOME*	95,153	193,296	293,596	725,131

* Adjusted net income is a non-accounting indicator prepared by the Company, reconciled with the financial statements and consists of net income adjusted for extraordinary events that influenced the net income (loss), without cash effect.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands of Brazilian reais (R$)

	For the nine-month period ended
	September 30, 2016	September 30, 2015

Cash flows from operating activities
Net income (loss) for the period	188,548	(1,426,469)
Adjustments to reconcile net income (loss) for the period to net cash provided by operating activities
Depreciation and amortization	1,864,694	1,900,874
Impairment of Assets	—	1,867,586
Equity in earnings of unconsolidated companies	9,959	(19,310)
Exchange variation, net	(884,388)	1,601,269
Gains (Loss) on financial instruments, net	45,321	(70,259)
Post-employment benefits	164,566	166,548
Stock based remuneration	32,371	36,141
Income and social contribution taxes	553,562	(1,290,901)
Gains on disposal of property, plant and equipment, net	(34,262)	(3,128)
Results in subsidiaries operation	105,048	—
Allowance for doubtful accounts	48,523	60,604
Provision for tax, labor and civil claims	211,315	245,494
Interest income on trading securities	(71,971)	(134,629)
Interest expense on loans	1,152,538	1,102,310
Interest on loans with related parties	2,500	(2,578)
(Reversal) Provision for net realizable value adjustment in inventory, net	(25,123)	(8,384)
	3,363,201	4,025,168
Changes in assets and liabilities
(Increase) Decrease in trade accounts receivable	(387,180)	481,661
Decrease in inventories	263,422	1,055,221
Decrease in trade accounts payable	(74,823)	(334,393)
Increase in other receivables	(209,546)	(338,442)
Decrease in other payables	(134,746)	(147,985)
Dividends from associates and jointly-controlled entities	117,962	33,794
Purchases of trading securities	(819,033)	(900,546)
Proceeds from maturities and sales of trading securities	705,967	2,561,015
Cash provided by operating activities	2,825,224	6,435,493

Interest paid on loans and financing	(855,972)	(652,608)
Income and social contribution taxes paid	(132,307)	(574,329)
Net cash provided by operating activities	1,836,945	5,208,556

Cash flows from investing activities
Additions to property, plant and equipment	(1,097,417)	(1,769,175)
Proceeds from sales of property, plant and equipment, investments and other intangibles	107,601	16,180
Additions to other intangibles	(46,715)	(69,020)
Payment for business acquisitions, net of cash of acquired entities	—	(20,929)
Capital increase in jointly-controlled entity	—	(40,524)
Net cash used in investing activities	(1,036,531)	(1,883,468)

Cash flows from financing activities
Purchase of treasury shares	(95,343)	(189,071)
Dividends and interest on capital paid	(51,652)	(283,509)
Proceeds from loans and financing	2,150,196	1,822,209
Repayment of loans and financing	(3,827,887)	(3,048,672)
Intercompany loans, net	(6,774)	39,335
Increase in controlling interest in subsidiaries	—	(339,068)
Net cash used in financing activities	(1,831,460)	(1,998,776)

Exchange variation on cash and cash equivalents	(668,409)	814,245

(Decrease) Increase in cash and cash equivalents	(1,699,455)	2,140,557
Cash and cash equivalents at beginning of period	5,648,080	3,049,971
Cash and cash equivalents at end of period	3,948,625	5,190,528